

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 2, 2017

Carl Yeung
Chief Financial Officer
Qudian Inc.
15/F Lvge Industrial Building
1 Datun Road, Chaoyang District
Beijing, People's Republic of China

> **Re: Qudian Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted July 13, 2017**
> **CIK No. 0001692705**

Dear Mr. Yeung:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1. You now disclose that for the three months ended March 31, 2017, you processed an average of approximately 44,900 of credit drawdowns and repayments. Please revise to (i) present the number of credit drawdowns and repayments on a disaggregated basis; (ii) provide a comparative presentation of these values with regards to prior periods and explain any significant fluctuations between the periods; and (iii) explain how management uses these two metrics in evaluating the business.

Summary Consolidated Financial and Operating Data

Non-GAAP Measures, page 18

2.   You disclose the Non-GAAP indicator 'Adjusted Expenses Per Transaction' to remove interest expense of borrowings, loss of guarantee liability and provision for loan principal, financing service fee receivable and other receivables from your total operating cost and expenses. These expenses are normal, recurring expenses necessary to operate your business, and the removal of these Non-GAAP adjustments appears to be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next amendment. Please tell us why you recently added this Non-GAAP measure.

Our History and Corporate Structure, page 83

3.   We note your response and revised disclosures in response to comment 10. Please revise your disclosures to address the following:

- Footnote (3) disclosure should provide Beijing Happy Time's current equity ownership in a tabular presentation. Similarly, include tabular footnote disclosure of Qudian, Inc.'s ownership interest, so an investor can properly relate to your statement that "the rights and interests of Beijing Happy Time's shareholders are effectively represented at the level of Qudian, Inc."
- Include a presentation of your corporate structure, assuming transfer of all the assets from Beijing Happy Time to Ganzhou Qudian and Hunan Qudian, explaining also whether the transfer of assets will be split equally, or otherwise, between the two new VIEs, and how the contractual arrangements in which Beijing Happy Time is currently a party (including the QuCampus Joint Venture), will be modified to account for the asset transfer.
- With respect to disclosure starting on page 86 related to the agreements providing the company with control over the consolidated VIEs and their subsidiaries, identify the specific "series of contractual arrangements" entered into with each of the new consolidated VIE and how they may differ from the contracts filed as Exhibits 10.6, 10.16 and 10.17.
- With respect to your statement that the Beijing Happy Time's shareholders have been fully informed of the company's plans, to the extent known, please disclose the nature of the contractual consideration these shareholders will receive in exchange for Beijing Happy Time's transfer of assets to the two new VIE entities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 97

4.   In order for the reader and potential investors to more fully understand your business and the changes there-in which have occurred over time, please consider discussing in greater detail earlier in the document (e.g. within MD&A), the types of funding arrangements your business has historically relied upon and will rely upon moving forward. The purpose of this disclosure would be to start MD&A with a section that provides a comprehensive, executive-level overview of your business and funding options in greater detail than is currently presented. Refer to SEC Release 33-8350.

Credit Performance

Credit Performance Data, page 104

5.   We note your response to comment 44. Please tell us the following:

- So we can better understand the aging composition of loans past due 180+ days, please break out these loans into smaller categories (181-210 days, 211-240 days, 241-270 days, 271-300 days, 301-330 days, 331-365 days, and 366+ days) in the periods presented;
- Please quantify your success in terms of recoveries for collecting loans 180+ days aged in prior periods; and
- Please revise your next amendment to disclose how you define "exhausted collection efforts" and discuss in greater detail your collection process for loans 180+ days.

Business

Strengths and Strategies

Risk Management

Credit Assessment, page 156

6.   When discussing the "A Score," please expand footnote (2) and (3) disclosure to describe in more detail the "third-party index," how it is developed, and who maintains it. With respect to your "Historical Practices" disclosure on page 157, similarly elaborate on the newly introduced "Tongdun score."

Our Partnership with Ant Financial

Borrower Engagement, page 167

7.   Please expand your disclosure to materially describe your agreements with Ant Financial
        regarding payment processing and settlement, and qualify which aspect of the Alipay's
        public service window is "free of charge." In this regard we note your response that you
        both fund credit to, and collect repayments from, borrower's Alipay accounts incurring
        RMB23.3 million of payment processing and settlement fees in the three months ended
        March 31, 2017. Please also file as exhibits all material agreements relating to payment
        and settlement services pursuant to Item 601(b)(10)(ii) of Regulation S-K. In this regard
        we note your disclosure that you engage the majority of your active borrowers through
        different channels on the Alipay consumer interface. If you decide to file only some but
        not all of these payment and settlement services agreements, please tell us how you made
        that determination.

QuCampus, page 168

8.   Following our review of the QuCampus agreements provided to staff supplementally,
        please disclose both your and Ant Financial's investment amounts in the joint venture.
        Please also disclose the material terms of the QuCampus agreements, including but not
        limited to: the composition of the board of directors and your shareholder voting
        agreement; Ant Financial's preemptive rights, including rights of first refusal; and
        material restrictions on the transferability of your interests in the joint venture or your
        ability to partner or invest with competitors of Ant Financial.

Description of Share Capital

History of Security Issuances, page 216

9.   We note your response to comment 40. Please address how the company considered the
        guidance in ASC 470-20 in the determination of their accounting in regard to the
        existence of a beneficial conversion feature upon issuance and contingent beneficial
        conversion feature upon redemption of the C-1 preference shares to API (Hong Kong)
        Investment Limited on September 30, 2015.

10.   In addition, please address whether there were any modifications made to the preference
        shares and their terms in conjunction with the Company's restructuring which occurred
        on December 9, 2016 and how these modifications, if any, were accounted for within the
        accounting literature.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-19

11.   We note your response to comment 43. We continue to evaluate your recent response and the additional information provided in the July 27, 2017 response, and may have additional comments.

        You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

                                                Sincerely,

                                                /s/ Era Anagnosti

                                                Era Anagnosti
                                                Legal Branch Chief
                                                Office of Financial Services

cc: Chris K.H. Lin, Esq.